SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar Street, Kfar Sava, Israel 44000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Silicom Ltd. (the “Registrant”) initially held its General and Extraordinary Meeting of Shareholders (the “Meeting”) on December 31, 2003, however, since a legal quorum was not present, the Meeting was adjourned and reconvened on January 7, 2004 at 10:00 a.m. (Israel time) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. A copy of the Notice of this Meeting, the Proxy Statement and the Proxy Card relating to the Meeting was filed on Form 6-K by the Registrant on December 1, 2003. The Registrant is announcing that all six resolutions from such Meeting were duly passed on January 7, 2004.

                     This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Date: February 5, 2004

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